

TSX: NGD   NYSE American: NGD

NEW GOLD COMPLETES 100% CONSOLIDATION OF THE FREE CASH FLOW INTEREST IN ITS NEW AFTON MINE

(All dollar figures are in US dollars unless otherwise indicated)

May 1, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that the previously announced agreement with Ontario Teachers' Pension Plan ("Ontario Teachers'") to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine ("New Afton") (the "Transaction") has now closed. The Company has now fully consolidated its free cash flow interest in New Afton to 100% and terminated all existing agreements with respect to Ontario Teachers' free cash flow interest in New Afton.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Executive Vice President and Chief Strategy Officer	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com